

March 4, 2021

Michael Lisman
Chief Financial Officer
TransDigm Group INC
1301 East 9th Street
Suite 3000
Cleveland, OH 44114

       Re: TransDigm Group INC
           Form 10-K for Fiscal Year Ended September 30, 2020
           Filed November 12, 2020
           File No. 001-32833

Dear Mr. Lisman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2020

Financial Statements
Note 17 Segments, page F-33

1.   We note you have properties and operations in various geographic areas and countries. We further note you have not provided the entity-wide disclosures contemplated in ASC 280-10-50-41. Please modify your segment disclosures in future filings to provide these additional disclosures or otherwise please explain why you believe they are not required. For additional guidance, please also refer to ASC 280-10-55-20 through 55-25.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact John Cash at (202) 551-3768 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing